Issuer Free Writing Prospectus

Filed Pursuant to Rule 433
June 26, 2012

Registration Statement No. 333-173672

Supplementing the Prospectus Supplement and Prospectus,
each dated April 21, 2011

John Deere Capital Corporation

$500 million Floating Rate Senior Notes Due April 25, 2014

Issuer:	John Deere Capital Corporation
Ratings*:	A2 by Moody’s Investors Service, Inc. A by Standard and Poor’s Ratings Services
Note Type:	Medium-Term Notes, Series E
Issue Size:	$500 million
Trade Date:	June 26, 2012
Settlement Date (T+3):	June 29, 2012
Maturity Date:	April 25, 2014
Coupon:	3-Month USD LIBOR + 15 bps
Benchmark:	3-Month USD LIBOR
Coupon Payment Dates and Interest Reset Dates:

Quarterly on the 25th of January, April, July and October, commencing on October 25, 2012 and ending on the maturity date. The interest rate in effect for the initial interest period is based on an interpolated rate between 3-month and 4-month USD LIBOR + 15 bps.

Interest Determination Dates:	2 London Business Days prior to each Interest Reset Date
Initial Interest Determination Date:	June 27, 2012
Day Count:	Actual / 360, Adjusted
Day Count Convention:	Modified Following, Adjusted
Redemption Provision:	N/A
Price to Public:	100.000%
Gross Spread:	0.100%
Net Proceeds (%):	99.900% plus accrued interest from June 29, 2012
Net Proceeds ($):	$499,500,000 plus accrued interest from June 29, 2012
CUSIP / ISIN:	24422ERU5 / US24422ERU54
Joint Book-Running Managers:	Deutsche Bank Securities Inc. HSBC Securities (USA) Inc. J.P. Morgan Securities LLC
Co-Managers:	Barclays Capital Inc. The Williams Capital Group, L.P.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, HSBC Securities (USA) Inc. toll-free at 1-866-811-8049 or J.P. Morgan Securities LLC collect at 1-212-834-4533.

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